UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October, 2014

Commission File Number 0-26005

MICROMEM TECHNOLOGIES INC.

121 Richmond Street West, Suite 304, Toronto, ON M5H 2K1

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       x                                             Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____                                  No       x

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):            N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-134309) of Micromem Technologies Inc. and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Micromem Technologies Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 27, 2014	By	/s/ Joseph Fuda
Name: Joseph Fuda
Title: Chief Executive Officer

Exhibit Index

Exhibit Number	Exhibit Description

1.	Form 51-102F3; Material Change Report; October 25, 2013

2.	Form 51-102F3; Material Change Report; October 9, 2013

3.	Form 51-102F3; Material Change Report; September 27, 2013

4.	Form 51-102F3; Material Change Report; September 17, 2013

5.	Form 51-102F3; Material Change Report; August 21, 2013

6.	Form 51-102F3; Material Change Report; June 20, 2013

7.	Form 51-102F3; Material Change Report; June 6, 2013

8.	Form 51-102F3; Material Change Report; April 30, 2013

9.	Form 51-102F3; Material Change Report; April 11, 2013

10.	Form 51-102F3; Material Change Report; March 19, 2013

11.	Form 51-102F3; Material Change Report; February 1, 2013

12.	Form 51-102F3; Material Change Report; January 24, 2013

13.	Form 51-102F3; Material Change Report; November 23, 2012